Craig Howie Executive Vice President and Chief Financial Officer Everest Re Group, Ltd. Wessex House 45 Reid Street, 2nd Floor Hamilton HM DX, Bermuda

August 3, 2012

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington D.C. 20549

Everest Re Group, Ltd.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 001-15731

Dear Mr. Rosenberg:

The following is in response to your letter dated July 23, 2012. In connection with this response, Everest Re Group, Ltd. (“the Company”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The format of this response reflects the Commission’s comment followed by the Company’s response in bold print.

Management’s Discussion and Analysis
Claims and Expenses, page 48

1.
 You have disclosed that the increase in Losses and LAE from 2010 to 2011 was a result of a $713.9 million increase in catastrophe losses in 2011 compared to 2010 primarily due to losses from the Japan and New Zealand earthquakes, Thailand floods, U.S. storms, Australia floods and Hurricane Irene. You have also disclosed that the increase in Losses and LAE from 2009 to 2010 was a result of a $571.6 million increase in catastrophe losses primarily due to losses on the Chilean earthquake, New Zealand earthquake, Australian hailstorms and floods and the Canadian hailstorm.  Please provide us proposed disclosure to be included in future periodic reports to quantify each significant factor that resulted in the significant increase.  For example, disclose the amount recorded for each significant catastrophe event that occurred in each year.

Response:

Beginning with the quarter ending June 30, 2012, the Company will expand its discussion of variances in Incurred Losses and Loss Adjustment Expenses by quantifying each significant factor resulting in significant variances in year-over-year comparisons.  For example, the Company will identify the losses associated with each catastrophic event cited within the variance discussion. The Company will provide this additional quantification of significant factors both in ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

Everest Re Group, Ltd
File No. 001-15731
August 3, 2012

OPERATION under CLAIMS AND EXPENSES, as directed above, and in ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION under SEGMENT RESULTS, where applicable.

As an example, if such language had been included in ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION under CLAIMS AND EXPENSES on page 48 of the December 31, 2011 Form 10-K, the variance discussion would have read as follows (revisions shown in italics):

“Incurred losses and LAE increased by $780.5 million, or 26.5%, for the year ended December 31, 2011 compared to the same period in 2010.  Of the $780.5 million increase, current year catastrophe losses increased $713.9 million, or 16.8 points, period over period, to $1,300.4 million. The 2011 current year catastrophe losses are primarily comprised of losses from the Japan earthquake ($531.7 million), New Zealand 2011 earthquake ($305.8 million), Thailand floods ($225.0 million), U.S. storms ($60.6 million), Australia 2011 floods ($56.1 million) and Hurricane Irene ($38.0 million) as well as $50.0 million of IBNR reserves for these 2011 catastrophe events collectively, which were not allocated to a specific event.  In addition, the overall attritional losses increased $50.3 million due, in part, to higher earned premium in the current year, which generated higher attritional losses for the current year, as well as the impact of favorable development in 2010 without comparable favorable development in 2011.

Incurred losses and LAE increased by $571.6 million, or 24.1%, for the year ended December 31, 2010 compared to the same period in 2009.  Of the $571.6 million increase, current year catastrophe losses increased $522.7 million (13.3 points), period over period, to $586.5 million. The 2010 current year catastrophe losses were comprised of losses on the Chilean earthquake ($416.2 million), New Zealand 2010 earthquake ($90.0 million), Australian 2010 hailstorms and floods ($65.3 million), and the Canadian hailstorm ($15.0 million). The current year attritional losses also increased $208.7 million (4.8 points) reflecting higher expected loss ratios on current year business due to prevailing market conditions. Partially offsetting these higher current year losses was a decrease of $159.6 million, or 4.1 points, in prior year loss development as the 2010 reserve studies indicated net favorable reserve development of $30.8 million compared with net unfavorable reserve development in 2009 of $128.8 million.  The unfavorable development in 2009 was due to a $69.8 million increase in reinsurance reserves, primarily related to losses from sub-prime exposures and property lines, and a $59.0 million increase in insurance reserves, primarily related to contractor liability exposures.”

Please let me know if you require any additional information.

Sincerely,

/S/ CRAIG HOWIE
Craig Howie